UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 19)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Capital City Bank Group, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

139 74 105
(CUSIP Number)

J. Kimbrough Davis
P.O. Box 11248
Tallahassee, Florida 32302-3248
(850) 402-7820
                                        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          December 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page  1 of 3 Pages

SCHEDULE 13D

CUSIP No. 139 74 105 Page 2 of 3 Pages

1      NAMES OF REPORTING PERSONS                                                      Robert Hill Smith
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                                                                  (a)☐
                                                                                 (b)☐

3      SEC USE ONLY

4      SOURCE OF FUNDS*                                                              Distribution from Trust

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                                            ☐

N/A

6      CITIZENSHIP OR PLACE OF ORGANIZATION                                                   U.S.A.

NUMBER OF	7 SOLE VOTING POWER	2,103,822
SHARES
BENEFICIALLY	8 SHARED VOTING POWER	1,189,005
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER	2,103,822
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER	1,189,055

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH PERSON REPORTING PERSON	3,292,827

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
  SHARES                                                                          ☐

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                        19.2%

14  TYPE OF REPORTING PERSON*                                                           IN

Page 2 of 3 Pages

AMENDMENT NO. 19 TO SCHEDULE 13D

This Amendment No. 19 amends and supplements the Statement on Schedule 13D and all subsequent amendments.  The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 4.	Purpose of Transaction is amended to include:

On December 19, 2008, the Smith Family Charitable Lead Trust was terminated and the corpus was distributed to the two remaindermen, Mr. Robert Hill Smith and his brother, Mr. William G. Smith, Jr.

      There are no plans or proposals by Robert Hill Smith to take any of the actions listed in Item 4(a)-(j).

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are amended to read as follows:

	Number of	Percentage
	Shares	Ownership

Robert Hill Smith	2,003,474	11.7%
Robert Hill Smith as Custodian for
Virginia Austin Smith (Minor Daughter)	50,174	*
Roberr Hill Smith as Custodian for		*
Warren Hamilton Smith (Minor Son)	50,174	*
The VAS Trust	35,024	*
The WHS Trust	35,024	*
The JWS Trust	35,334	*
The WGS III Trust	35,334	*
The William Godfrey Smith Trust	430,799	2.5%
2S Partnership	617,490	3.6%
	3,292,827	19.2%

*Less than 1%.
**Based on 17,126,997 shares of CCBG Common Stock outstanding as of December 18, 2008.

Mr. Smith has sole voting and investment power with respect to 2,103,822 shares of CCBG common stock consisting of (a) 2,003,474 shares held directly, (b) 50,174 shares held as Custodian for Virginia Austin Smith, and (c) 50,174 shares held as Custodian for Warren Hamilton Smith.

Mr. Smith shares voting and investment power with William G. Smith, Jr., Chairman and Chief Executive Officer, Capital City Bank Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 1,189,005 shares of CCBG common stock, consisting of (u) 35,024 shares in the VAS Trust, (v) 35,024 shares in the WHS Trust, (w) 35,334 shares in the JWS Trust, (x) 35,334 shares in the WGS III Trust, (y) 430,799 shares in the William Godfrey Smith Trust, and (z) 617,490 shares in the 2S Partnership.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2008

/s/ Robert Hill Smith
Robert Hill Smith

Page 3 of 3 Pages